197 Clarendon Street

Boston, Massachusetts 02116

(617) 572-0070

Email: mramirez@jhancock.com

Michael A Ramirez

AVP & Senior Counsel

June 7, 2024

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:

John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed on April 29, 2024, regarding Rule 485(a) Amendment Filings to Form N-6 for Certain Variable Universal Life Insurance Policies (the “Policies”)

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A (811-04834), we are responding to the Commission staff comments that you provided on May 24, 2024, in connection with the Guaranteed Insurability Option Rider (“GIOR”) supplement by Rule 485(a) amendment to the respective Form N-6 Registration Statements.

Sections of the supplement cited in our below recitations of the Staff’s comments refer to the marked courtesy copies on which the Staff based its comments. Additionally, changes made in the attached courtesy copy of the supplement will be made in every other supplement filed with each Policy, as applicable.

Staff Comment 1: Within the supplement, confirm and fully disclose the effective date of the supplement.

Response: We disclosed that the rider is only available on or after June 28, 2024.

Staff Comment 2: In the introductory paragraph of the supplement, make clear that the supplement is providing new information in addition to what is already provided in the April 2024 prospectus.

Response: We updated the advisory statement to clarify that the terms and disclosure in the prospectus not amended by the supplement are unchanged and in effect.

Staff Comment 3: In the introductory paragraph of the supplement, please state that the terms used in the supplement have the same meaning defined in the prospectus.

Response: We ensured that this advisory statement is included within the introductory paragraph of the supplement accordingly.

Staff Comment 4: Please supplementary explain procedurally if another 485(a) filing is made. Ideally, the staff would expect that any 485(a) supplement would be rolled into a reissued prospectus under a 485(b) filing prior to any subsequent 485(a) filings.

Response: There is currently no other post-effective amendment to the variable life registration statements currently contemplated for these products prior to the 2025 annual update of the variable universal life policy prospectuses. However, we are not aware of any SEC rule or guidance instructing insurers or mutual funds to incorporate an earlier supplement into a prospectus prior to filing a subsequent post-effective amendment. We note that it is common industry practice for prospectuses to carry multiple supplements—of varying material changes—during the effective period of each prospectus.

We believe that rolling in prior supplements and reissuing the prospectus prior to subsequent amendments would present significant challenges to insurers and policy owners. On a practical level, a whole prospectus would need to be included with the subsequent post-effective amendment in order for it to be supplemented a second time. If this were standard practice, including a separate supplement in this second post-effective amendment would be unreasonable because a prospectus would be filed with the amendment. Each post-effective amendment would be a new revised and reissued prospectus incorporating each change regardless of whether the change includes a new rider or a new investment option.

From a document management perspective, this would create different buckets of prospectuses organized by different dates, which increases administrative challenges accordingly. These challenges increase with the new issuance of Updated Summary Prospectuses (“USPs”) during each annual update, which provide material changes since the prior statutory prospectus was issued. The USPs would be referencing various changes depending on the varying dates of the last issued prospectus, and would place the onus on policyowners to go back and review the prospectuses issued throughout the year to have a comprehensive understanding of material changes.

Additionally, instead of policyowners receiving a brief supplement (and which may or may not even apply to their policy, such as would be the case if a supplement applies to newly issued versus existing contracts), all policyowners would receive a new prospectus rather than a self-contained supplement. Since the supplement is comprehensive of new disclosure that may be added, we do not believe a subsequent filing presents an issue for new or current policy owners. We recognize that there may be situations in which it makes sense to file a revised and reissued prospectus, and we do believe updating the Initial Summary Prospectus for new contracts may make sense from a new customer perspective (please see our Response to Staff Comment 9). However, in general, we believe the best-suited time for incorporating supplements into the prospectus continues to be during the annual update process.

Staff Comment 5: Since this is a stand-alone supplement, please change the order of disclosure so that the “More About Certain Options Benefits” section is moved to the beginning of the supplement after the “OVERVIEW OF THE POLICY” section, since it explains the GIOR.

Response: We made the requested change by moving the “More About Certain Options Benefits” section after the “OVERVIEW OF THE POLICY” section.

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Staff Comment 6: Please verify whether there are any state variations resulting from the Guaranteed Insurability Option Rider.

Response: We confirmed that there are no state variations that result from the GIOR.

Staff Comment 7: In the incorporation by reference language for the prospectus and statement of additional information, please include the post-effective amendment number and incorporation references.

Response: We made the requested modification.

Staff Comment 8: In Part C, ensure that exhibits under N should be filed.

Response: We confirm that we will file the relevant exhibits by subsequent post-effective amendment.

Staff Comment 9: Within Part C, Exhibit (r), please confirm supplementally what John Hancock plans to do to revise the Initial Summary Prospectus to include the information from the supplement.

Response: John Hancock plans to incorporate edits from the supplement into the Initial Summary Prospectus (“ISP”) for Accumulation Survivorship Variable Universal Life 2020 (“ASVUL 2020”) and Majestic Survivorship Variable Universal Life 2020 (“MSVUL 2020”). The updated ISPs will be filed as an Exhibit to the ASVUL 2020 and MSVUL 2020 registration statements in a subsequent 485(b) filing.

We believe that the foregoing is responsive to the comments to date received on the 485(a) filing from April 29, 2024. The changes reflected will be incorporated into the Registration Statement via post-effective amendment. If there are any questions or additional comments, please do not hesitate to reach me or Lauren Daudelin at 617-572-9998 or by email at lauren_daudelin@jhancock.com.

Thank you, /s/ Michael A. Ramirez
Michael A. Ramirez

3

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Separate Account A

Supplement Dated June 28, 2024, for the Prospectus ~~and Initial Summary Prospectus~~ dated April 29, 2024

Availability of Guaranteed Insurability Option Rider for New Policies Issued on or after June 3, 2024, through December 31, 2024

This Supplement is to inform you that the Guaranteed Insurability Option Rider will be available for new policies issued on or after June 3, 2024, through December 31, 2024, subject to availability. The Guaranteed Insurability Option Rider will only be available beginning on or about June 28, 2024. It is intended for distribution with prospectuses dated April 29, 2024, as supplemented, for variable universal life insurance policies issued by John Hancock Life Insurance Company (U.S.A.) (each a “Prospectus”). You should read this Supplement together with the Prospectus for your policy and retain both for future reference. This information is new disclosure to your Prospectus, and except as modified by the Supplement, all other terms and disclosure of the Prospectus remain in effect and unchanged. This Supplement updates the Prospectuses ~~and Initial Summary Prospectuses~~, as

applicable, for the following policies:

Accumulation Survivorship Variable Universal Life 2020

Majestic Survivorship Variable Universal Life 2020

~~Except as modified by the supplement, all other terms of the Prospectus remain in effect and unchanged.~~

The list in the OVERVIEW OF THE POLICY - Policy Features—Supplementary benefit riders” is amended to add:

•	Guaranteed Insurability Option Rider

The disclosure under More About Certain Optional Benefits is amended to add the following:

• Guaranteed Insurability Option Rider. Subject to our eligibility requirements and underwriting practices, the policy may be issued with this rider provides eligible owners with the option to purchase an additional policy without evidence of insurability subject to the terms and conditions of the rider if certain Federal tax law changes occur. If the 2026 federal basic exclusion amount after applying the inflation adjustment, as defined by Internal Revenue Code §2010(c)(3), for individuals is less than or equal to $8,000,000, you will have the option to purchase an additional policy. There is no charge for this rider.

The additional policy must be in an amount that meets or exceeds the minimum additional Face Amount up to the maximum additional Face Amount shown in the policy specifications for this rider. The additional policy will be the same joint last-to-die survivorship policy series as the policy to which the rider attaches. If such policy series is no longer available, the additional policy will be a similar policy series as determined by us. If one of the lives insured dies prior to the date the additional policy becomes In Force, we will offer a comparable single life policy as the additional policy.

Your written request to invoke this rider must be received during the option period specified in your policy specifications. Please see the rider for the complete terms and conditions.

This rider will terminate on the earliest of the date that the option period in which you must exercise the rider ends, the original policy terminates or is exchanged for a new policy, a Policy Split Option Rider is exercised, the rider is invoked, or you elect to discontinue the rider.

The table under OTHER BENEFITS AVAILABLE UNDER THE POLICY – Optional Benefits is amended to add the following:

Name of benefit	Purpose	Brief description of restrictions/limitations
Guaranteed Insurability Option Rider	Provides eligible owners the option to purchase an additional policy without evidence of insurability, subject to the terms and conditions of the rider, if certain Federal tax law changes occur.	This rider may only be exercised if the 2026 federal basic exclusion amount after applying the inflation adjustment, as defined by Internal Revenue Code §2010(c)(3), for individuals is less than or equal to $8,000,000. The additional policy must meet or exceed the minimum additional Face Amount up to the maximum additional Face Amount shown in the policy specifications for this rider. If the requisite tax changes occur, the option to purchase the additional policy will only be available during the option period shown in your policy specifications. You should seek the advice of your personal tax advisor before choosing whether to invoke this rider.

~~The disclosure under More About Certain Optional Benefits is amended to add the following:~~

~~• Guaranteed Insurability Option Rider. Subject to our eligibility requirements and underwriting practices, the policy may be issued with this rider provides eligible owners with the option to purchase an additional policy without evidence of insurability subject to the terms and conditions of the rider if certain Federal tax law changes occur. If the 2026 federal basic exclusion amount after applying the inflation adjustment, as defined by Internal Revenue Code §2010(c)(3), for individuals is less than or equal to $8,000,000, you will have the option to purchase an additional policy. There is no charge for this rider.~~

~~The additional policy must be in an amount that meets or exceeds the minimum additional Face Amount up to the maximum additional Face Amount shown in the policy specifications for this rider. The additional policy will be the same joint last-to-die survivorship policy series as the policy to which the rider attaches. If such policy series is no longer available, the additional policy will be a similar policy series as determined by us. If one of the lives insured dies prior to the date the additional policy becomes In Force, we will offer a comparable single life policy as the additional policy.~~

~~Your written request to invoke this rider must be received during the option period specified in your policy specifications. Please see the rider for the complete terms and conditions.~~

~~This rider will terminate on the earliest of the date that the option period in which you must exercise the rider ends, the original policy terminates or is exchanged for a new policy, a Policy Split Option Rider is exercised, the rider is invoked, or you elect to discontinue the rider.~~

The TAXES - Tax Consequences of Electing Certain Supplementary Benefit Riders section in the Prospectus is amended to add:

Guaranteed Insurability Option Rider. The Guaranteed Insurability Option Rider is available only if the 2026 federal Basic Exclusion Amount (“BEA”) for individuals is less than or equal to $8,000,000. This rider is intended to address the present uncertainty in estate tax law. The current BEA amounts in effect under the Tax Cuts and Jobs Act (“TJCA”) are set to expire at the end of 2025. There is no guarantee that the BEA amounts currently in effect will be renewed or extended beyond 2025. You should seek the advice of your personal tax advisor before choosing whether to invoke this rider.

Prior to making any investment decisions, you should carefully review your product prospectus and all applicable supplements. In addition, you should review the prospectuses and applicable supplements for the underlying portfolios that we make available as investment options under the policies. The prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the portfolios. In the case of any of the portfolios that are operated as feeder funds, you should also review the prospectus for the corresponding master fund. If you need to obtain additional copies of any of these documents, please contact your representative, the website listed in your prospectus, or contact our Service Office at the address or telephone number on the back page of your product prospectus.

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